UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s September 2008 total passenger traffic decreases 7.5%

• Year to date traffic increases 2.9%

Monterrey, Mexico, October 7, 2008—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, reports that total passenger traffic (terminal passengers) at its 13 airports decreased 7.5% in September 2008, as compared to September 2007.

Domestic traffic in September 2008 decreased 7.0% (-63,818 passengers), compared to the prior year period. The airports that reported the most significant reductions were Durango, Mazatlán, Ciudad Juárez, Culiacán, Tampico, Torreón, Chihuahua, and Monterrey; all were affected by the reduction in frequencies by Aviacsa and VivaAerobus, the suspension of Aerocalifornia, and the departure of Avolar from the OMA airports where it operated. Reynosa, Zihuatanejo, Acapulco, San Luis Potosi, and Zacatecas increased domestic traffic. Several route openings were notable: Interjet started operating routes between México City and Acapulco, Ciudad Juárez, Tampico, and Zihuatanejo; and Aeroméxico Connect started the Monterrey-Querétaro route.

International traffic decreased 10.8% (-15,482 passengers) in September 2008, as compared to September 2007. The tourist destination airports of Mazatlán, Zihuatanejo, and Acapulco continued the decreasing trend of recent months, principally caused by the exit of Delta and a reduction in frequencies by other U.S. carriers. These same factors affected Zacatecas, Durango, and Culiacán, among others, resulting in a decrease in international passengers.

By airport

Monterrey, OMA’s principal airport, served 492,136 passengers in September 2008, a decrease of 5.3% (-27,425 passengers) compared to the same month of 2007. Domestic traffic at Monterrey airport decreased 6.0% principally as a result of a lower volume of traffic on Aviacsa and the cancellation of some flight frequencies by VivaAerobus. International traffic decreased 1.2%, affected by a reduction in flight frequencies by Continental.

Acapulco, OMA’s third largest airport, recorded growth of 3.6% in September. Domestic traffic increased 7.3% as a result of an increase in passenger traffic to and from Toluca and general aviation. International traffic declined 24.2% principally as a result of a reduction in traffic to Los Angeles, Houston, and Phoenix.

The Reynosa airport continued to generate positive results. September total passenger traffic increased 24.9%, largely because of the performance of Volaris, Click Mexicana, and Alma.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 950 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Annual Report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: October 7, 2008